Exhibit 99.6

Ferrari publishes agenda for the 2016 AGM

Maranello (Italy), March 4, 2016 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that it has published the agenda and the explanatory notes for the 2016 Annual General Meeting of Shareholders (“AGM”), which will take place on April 15, 2016 in Amsterdam.

Ferrari’s AGM notice and explanatory notes and other AGM materials are available under the section Investors/Stock and shareholder corner/Shareholders’ meetings on Ferrari’s website at http://corporate.ferrari.com, where they can be viewed and downloaded. Shareholders may request a hard copy of these materials, which include Ferrari’s audited financial statements, free of charge, through the contact below.

For further information: tel.: +39 0536 949337 Email: media@ferrari.com www.ferrari.com
Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977